FEDERAL INSURANCE COMPANY

Endorsement No.:	5

Bond Number:	81391888

NAME OF ASSURED: CAVANAL HILL FUNDS (F/K/A AMERICAN PERFORMANCE FUNDS)

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 30, 2011	By
Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No:	6

Bond Number:	81391888

NAME OF ASSURED: CAVANAL HILL FUNDS (F/K/A AMERICAN PERFORMANCE FUNDS)

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

CAVANAL HILL FUNDS F/K/A AMERICAN PERFORMANCE FUNDS
U.S. TREASURY FUND
CASH MANAGEMENT FUND
BOND FUND
INTERMEDIATE BOND FUND
INTERMEDIATE TAX-FREE BOND FUND
BALANCED FUND
SHORT-TERM INCOME FUND
U.S. LARGE CAP EQUITY FUND
(FORMERLY U.S. TAX-EFFICIENT LARGE CAP EQUITY FUND) (FORMERLY EQUITY FUND)
BALANCED FUND
TAX-FREE MONEY MARKET FUND
(FORMERLY INSTITUTIONAL TAX-FREE MONEY MARKET FUND)
OPPORTUNISTIC FUND

This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 30, 2011	By
Authorized Representative

ICAP Bond
Form 17-02-0949 (Rev. 1-97)		Page 1